AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 18, 2000
                                                REGISTRATION NO. 333-86463

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   ----------

                         POST-EFFECTIVE AMENDMENT NO. 2
                                       ON
                                    FORM S-3
                                   TO FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                   ----------

                         SHAMAN PHARMACEUTICALS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                  DELAWARE                                     94-3095806
       (STATE OR OTHER JURISDICTION OF                      (I.R.S. EMPLOYER
       INCORPORATION OR ORGANIZATION)                    IDENTIFICATION NUMBER)

                              213 EAST GRAND AVENUE
                  SOUTH SAN FRANCISCO, CALIFORNIA 94080-4812
                                 (650) 952-7070
      (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
            OF THE REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                  LISA A. CONTE
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          SHAMAN PHARMACEUTICALS, INC.

                              213 EAST GRAND AVENUE
                   SOUTH SAN FRANCISCO, CALIFORNIA 94080-4812
                                 (650) 952-7070

            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                     INCLUDING AREA CODE, OF AGENT FOR SERVICE OF PROCESS)
                                   COPIES TO:
                                DONALD C. REINKE
                                  KAY F. RUBIN
                            BAY VENTURE COUNSEL, LLP
                        1999 HARRISON STREET, SUITE 1300
                            OAKLAND, CALIFORNIA 94612
                                  510-273-8750

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From
        time to time after this Registration Statement becomes effective.
                                   ----------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                          CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                                                                              Proposed     Proposed
                                                                                               Maximum      Maximum
                                                                                 Amount       Offering     Aggregate     Amount of
Title of Each Class of                                                           to be        Price Per     Offering   Registration
Securities to be Registered                                                   Registered(1)    Share(2)      Price          Fee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par  value per share .................................      4,124,891       $0.13       $536,236       $264
====================================================================================================================================


(1) Represents shares of Common Stock issued upon conversion of Series R Convertible Preferred Stock and after taking into effect a 1-for-50 reverse stock split of Common Stock which occurred on January 31, 2000.

(2) The price of $0.13 per share, which was the average of the high and low bid prices of the Common Stock quoted on the OTC Bulletin Board on May 17, 2000, is set forth solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended.


================================================================================
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

        PRELIMINARY PROSPECTUS--SUBJECT TO COMPLETION, DATED MAY __, 2000

                     Offered by certain Selling Stockholders

                          SHAMAN PHARMACEUTICALS, INC.

                              213 EAST GRAND AVENUE
                          SOUTH SAN FRANCISCO, CA 94080
                                 (650) 952-7070

This Prospectus relates to the sale of up to 4,124,891 shares of Common Stock, par value $0.001 per share, of Shaman Pharmaceuticals, Inc. by certain Stockholders. The Selling Stockholders initially received 59,952 shares of our Series R Convertible Preferred Stock and 73,109 shares of Series R Convertible Preferred Stock Warrants. On January 31, 2000, a 1-for-50 reverse stock split of Common Stock was effected such that each share of Series R Convertible Preferred Stock automatically converted on February 1, 2000 into 31 shares of Common Stock. The conversion price in effect on February 1, 2000 was $0.497 per share.

This offering is not being underwritten. We will not receive any of the proceeds from the sale of our stock by the Selling Stockholders named in this Prospectus.

Our Common Stock trades on the Over-the-Counter Electronic Bulletin Board under the symbol "SHPH". On May 17, 2000, the last sale price for the Common Stock as quoted on the OTC Bulletin Board was $0.125 per share.

                                 ---------------

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 9.
                                 ---------------


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   THE DATE OF THIS PROSPECTUS IS MAY __, 2000

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS PROSPECTUS MAY ONLY BE ACCURATE ON THE DATE OF THIS PROSPECTUS.


                       WHERE YOU CAN FIND MORE INFORMATION

      This Prospectus is only part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission. This Prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding Shaman, you may refer to the registration statement, including its exhibits and schedules. The registration statement may be inspected at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fees.

      We also file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at 75 Park Place, New York, New York 10007, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of such material by mail from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also examine our SEC filings through the SEC's web site at http://www.sec.gov.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to these documents. This information incorporated by reference is considered to be part of this Prospectus and later information we file with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. The documents we are incorporating by reference are:

     (a) our Annual Report on Form 10-K for the year ended December 31, 1999, as filed with the SEC on March 30, 2000;

     (b) our amended Annual Report on Form 10-K/A for the year ended December 31, 1999, as filed with the SEC on May 1, 2000;

     (c) our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, as filed with the SEC on May 15, 2000;

     (d) our Definitive Proxy Statement dated April 30, 1999, filed in connection with our 1999 Annual Meeting of Stockholders;

     (e) the description of our Common Stock contained in our Registration Statement on Form 8-A, as amended, filed with the SEC on December 18, 1992, including any amendments or reports filed for the purpose of updating such description.

     You may request a copy of any of these filings at no cost by writing or telephoning us at the following address: 213 East Grand Avenue, South San Francisco, California 94080; telephone number (650) 952-7070, Attn: Investor Relations.
                                 ---------------

     Provir(TM), SP-303(TM), SB-300(TM), ShamanBotanicals.com(TM), Normal Stool Formula(TM), Syndrome X Diet(TM), and our stylized logo are trademarks of Shaman. Shaman Pharmaceuticals(R)is a registered U.S. trademark of Shaman Pharmaceuticals, Inc.

                                   THE COMPANY

      The following information is qualified in its entirety by the more detailed information and financial statements, and notes to financial statements, appearing elsewhere or incorporated by reference in this Prospectus. This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those projected in the forward-looking statements as a result of certain of the risk factors set forth elsewhere in this Prospectus. Investors should carefully consider the information set forth under the heading "Risk Factors".


                          SHAMAN PHARMACEUTICALS, INC.

OUR BUSINESS, STRATEGY AND PRODUCTS

Current business

      Shaman Pharmaceuticals, Inc. through its main operating division Shaman.com is focused on the discovery, development and marketing of novel, proprietary botanical dietary supplements derived from tropical plant sources. By isolating active compounds from tropical plants with a history of medicinal use, we have identified, and have available, a number of candidates for botanical and pharmaceutical products, some with potentially novel mechanisms of actions.

      In September 1999, we began implementing our commercialization efforts with the launch of our first product. Our current and planned products are targeted at specific communities of consumers. Our commercialization plans include outreach efforts to existing communities of consumers of our products and the identification and building of communities among potential consumers. These outreach efforts can include presentations in medical journals, attendance at peer group sessions and direct marketing to physicians, case managers, nutritionists and other healthcare providers.

      We are also actively involved in seeking corporate partners for the further commercialization of our proprietary botanical products. Such collaboration may take the form of a partnership, licensing relationship, distribution agreement or other marketing arrangements. We recently entered into an agreement with a leading direct sales marketing company for the promotion and sale of our NSF product to the estimated 50 million U.S. sufferers of chronic diarrhea.

      We anticipate that Shaman.com will provide information, education and entertainment over the channels of the Internet, cable and television. The goal of this effort is to bring natural product usage information to the mass market and to expand the market for our products. Such efforts are intended to create brand identity of Shaman as a provider of high quality natural products and a trusted voice in the field. As an example of such community content efforts, we recently expanded our web site to include original content information about Syndrome X, a cluster of metabolic disorders that can lead to a heart attack. In a short period of time, the Syndrome X community installed consumer base has grown to several thousand names and email addresses, with the potential to reach many more. We expect to expand and syndicate our content information to other health-oriented web sites as well.


BOTANICALS

     The concept for our botanical business was developed in 1998 and became the focus of our operations in 1999. The purpose of our botanicals business is to discover, develop and market novel, proprietary botanical dietary supplements derived from tropical plant sources through community building initiatives on the Internet and other focused marketing channels. The unique positioning of our botanicals business stems from our prior experience and efforts in developing pharmaceutical products from tropical plant sources, including significant financial investment, more than 10 years of extensive field research by our teams of ethnobotanists and physicians and pharmaceutical-level chemical standardization, biological and clinical testing. In the last decade, we believe we have amassed a large body of information on the potential health benefits of thousands of tropical plant species that have a history of human use and we have organized this information into an extensive relational database. This database includes over 2,600 tropical plants, many of which have not been introduced or fully developed in the U.S. dietary supplement market. We have identified plants with a documented ethnomedical history of use in our library and database of botanicals for use in key market categories with significant commercial potential. Because many of these plants reflect the previously untapped plant diversity of the rainforests, they may represent novel botanical products that have the opportunity to attain a strong, proprietary market position. We began marketing our first botanical product, Normal Stool Formula ("NSF"), in September 1999.

     We believe we have the opportunity to differentiate our potential products in the marketplace relative to those of many of our competitors. One or more key points of differentiation include:

          o  Novel plants/proprietary products for unmet needs;
          o  Documented, first-hand field experience with traditional use;
          o Rainforest-based plants and products, since most botanical supplements products currently come from plants found in temperate areas;
          o  Our commitment to conservation and reciprocity;
          o  Sustainable sourcing and supply;
          o  Quality manufactured, standardized products; and
          o  Clinically tested products.


      Our commercialization strategy is to create high-end branding of the Shaman name on our propriety products addressing serious unmet healthcare concerns and to market these proprietary products to specific communities affected by such healthcare issues.

      Our first botanical dietary supplement product is Normal Stool Formula which is designed to relieve diarrhea without causing constipation. NSF is an extract of Croton lechleri, a plant used by indigenous people for relief of gastrointestinal symptoms, and contains a chemical activity marker, SP-303, a patented, clinically proven antidiarrhea agent. NSF also has a patented formulation. The mechanism of the NSF is a desirable anti-secretory activity, and NSF does not have anti-motility effects such as the side effects of constipation and cramping associated with the use of immodium and loperamide. Such anti-motility agents generally cannot be used on a continuous basis as a result of these side effects.

      We began marketing NSF in September 1999 and have focused our marketing efforts on community building initiatives on the Internet and other appropriate focused channels of distribution. We have marketed the product initially to people with HIV/AIDS who suffer from chronic diarrhea and recently began marketing this product to travelers and others who suffer from acute episodes of diarrhea. We are also considering developing a pediatric formulation of NSF, which would complete three distinct commercial product opportunities from one plant extract, differentiated by formulation, packaging and target customer/community base.

      We are working to develop a second product line based on a diet system to mitigate Syndrome X symptoms. Syndrome X is the cluster of metabolic disorders that occur in the face of elevated insulin when an individual is insulin resistant yet still maintains glucose control and is therefore not diabetic. This cluster of coronary heart disease risk factors, such as elevated triglycerides and lower HDL-cholesterol or the "good" cholesterol, are known as the "silent killers" associated with Syndrome X. Shaman's Sr. Vice President of Clinical Research, Dr. Gerald Reaven, has developed a trademarked Syndrome X diet system for persons exhibiting Syndrome X symptoms and has performed over 20 years of clinical research documenting the benefits of this diet system. Dr. Reaven's direct comparison clinical trial data supports that this diet system provides superior benefits to those exhibiting Syndrome X symptoms than the low fat/high carbohydrate diet guidelines recommended by the American Heart Association. In March 2000 Dr. Reaven published a mass market health book titled SYNDROME X: OVERCOMING THE SILENT KILLER THAT CAN GIVE YOU A HEART ATTACK (Simon & Schuster).

      Approximately 30% of the US population is insulin resistant and subject to Syndrome X. Shaman has the exclusive license to diet and nutritional systems designed to combat Syndrome X as well as the trademarked name for use on related products and services. We plan to produce several lines of products based on Dr. Reaven's clinical research. The first will be a line of nutrition bars which match Dr. Reaven's proprietary nutritional system. The initial bar is expected to launch mid year 2000. A second bar line that combines the nutritional system with one or more active ingredients from Shaman's library of 2,600 proprietary standardized extracts is also in development. Future Syndrome X products will contain one or more proprietary active ingredients from Shaman's library and may take the form of foods, beverages and standardized dietary supplements.

      Many people with AIDS/HIV who are effectively managing the AIDS virus with their antiviral therapies are now also demonstrating metabolic abnormalities consistent with insulin resistance and Syndrome X and progressing to coronary heart disease and type II diabetes. We intend to leverage the identity we will work to establish in the AIDS/HIV community through our NSF product to commence marketing of our Syndrome X diet system in this community.

      We have identified multiple areas of future dietary supplement product interest and have identified specific priority product candidates. Some of these proposed product areas include gastrointestinal relief, sexual function aids, antioxidants/cardiovascular protectors, sleeping aids, calming agents, weight management and wound healing. All of these potential products are based on plant material on the FDA's grandfathered old dietary ingredient list, which includes dietary ingredients that were sold in the United States prior to 1994, allowing for immediate product introduction without a need for regulatory application or approval.


NEW BUSINESS PLAN

      The desire and demand for natural self-remedies to better manage wellness and quality of life needs are increasing dramatically. Forty percent (40%) of all households in the U.S. currently utilize some form of natural remedy and 80% want to, yet don't know where to find a trusted voice and/or product recommendation. The growth of the natural health market has been led by consumers who are interested in complementary, non-pharmaceutical options for treating symptoms, fulfilling unmet dietary needs and optimizing health, either as an alternative to, or in conjunction with, more conventional medical approaches. According to the Journal of the American Medical Association, 70% to 90% of health care is delivered by what would be considered alternative medicine. Americans spent approximately $27 billion out-of-pocket (not covered by insurance) on alternative therapies in 1997. We believe that the use of these products and interest in information about natural health will continue to expand based upon the aging of the population, increasing scientific evidence and acceptance by the conventional medical establishment, and the recent entrance of powerful consumer companies which provide greater product confidence while growing the base of consumer users.

      We intend to shift our business focus to the content, education and media business through Shaman.com. The concept for our new business was developed in January 2000, and will become the focus of our operations in the second half of the year 2000. The purpose of our content, education and media business is to provide information, education and entertainment through community building initiatives over the channels of the Internet, cable and television from the perspective of a knowledgeable and trusted voice of natural products. We believe that the trusted voice is based on the credibility of Shaman.com, whose parent, Shaman Pharmaceuticals, Inc., has invested over ten years and $150 million in pharmaceutical grade research to verify and demystify traditional natural medicine healing practices with westernized methodology. Shaman.com will have exclusive access to our pharmaceutical-grade research and development, which has resulted in a bevy of intellectual property with respect to stories, events, adventures and a pipeline of novel proprietary botanical products from first-hand field information in approximately 70 countries in rainforest areas. We have spent a decade assembling the leading physicians and health authorities in the area of natural medicine and wellness who can give important advice and relevant recommendations.

      The Shaman.com web site will include several distinct features, including advice on selecting natural products and dietary supplements, also original commentary from relevant experts, chats with relevant experts, with the opportunity for secure break-off, such as medical and educational professional break-offs with the relevant experts, and consumer to consumer support group chats and bulletin board postings.

      We intend to differentiate the Shaman.com brand in consumers' minds relative to those of our competitors. Key points of differentiation include:

          o Opportunity to participate in "Phase IV" studies on-line of key dietary supplements;
          o  Surveys on commonly used products within the particular community;
          o Opportunity for personalization of content and product information, including that available to advertisers and affliates for personalized product offerings;
          o Community information destinations for those interested in rainforest topics, conservation, sustainability and benefit-sharing; and
          o Rainforest and conservation education for the young and for education professionals.

      Shaman.com also intends to create collaborations for the commercialization of our proprietary botanicals supplements, including out-licensing to mass-market partners and joint promotional efforts in certain retail channels. In return for exclusive product license rights, we anticipate that: (i) the mass-market partners will provide mass-market advertising and promotion of the Shaman.com site, television series and brand and (ii) joint promotional efforts, such as celebrity endorsement, that will boost sales while simultaneously building the Shaman.com brand.


RECENT DEVELOPMENTS

      On January 28, 2000, the stockholders approved, and on January 31, 2000, Shaman effected a 1-for-50 reverse stock split of the Company's outstanding Common Stock. All common share and per common share amounts have been restated to reflect the reverse stock split in all periods presented.

      On February 1, 2000, the Series R Preferred Stock automatically converted into a number of shares of Common Stock equal to $15.00 divided by the conversion price then in effect. The conversion price was to be equal to the lesser of (i) $1.00 or (ii) the price that is equal to 10% of the average closing sales price of Common Stock for the 10 trading days ending three trading days prior to February 1, 2000. On that day, the conversion price of the Series R Preferred Stock was $0.497 (taking into effect the 1-for-50 reverse stock split effectuated on January 31, 2000) and each share of Series R Preferred was converted into 31 shares of Common Stock. A total of 777,101 shares of Series R Preferred Stock were converted into 24,090,131 shares of Common Stock.

      In February 2000, Shaman and a wholly-owned subsidiary of Shaman (the "Subsidiary") entered into a convertible note and warrant purchase agreement (the "Note Agreement") with certain investors (the "Note Holders") in connection with a bridge loan financing, raising cash proceeds of approximately $3.0 million. Interest was accrued at a rate of 12% per annum. The principal amount and accrued interest was to automatically convert at the sole election of the Note Holders on April 30, 2000 into (i) shares of Shaman's Common Stock with a conversion price of $0.497 per share or (ii) capital stock of the Subsidiary sold in the first equity financing raising at least $5.0 million. Warrants were issued in an amount equivalent to 40% of the dollar value of each Note Holders' Loan Participation. The exercise price of the warrants is equal to the conversion price of the Notes. These warrants are exercisable through April 2005. In March 2000, Shaman and the Note Holders amended the Note Agreement to increase the amount of the notes to be issued from $3.0 million to $4.0 million. In consideration for amending the Note Agreement, we amended the conversion price of the notes into Shaman's Common Stock from a conversion price of $0.497 to the lower of (i) $0.497 per share or (ii) 10 days weighted average price, with a floor of $0.30 per share. In April 2000, Shaman further amended the Note Agreement to increase the amount of the notes to be issued from $4.0 million to a total of $5.5 million. In consideration for such amendment, we further reduced the conversion price of the notes such that the unpaid principal and accrued interest will convert into Shaman's Common Stock with a conversion price of $0.15 per share. The Note Holders will receive additional warrants to purchase shares of Common Stock equal to 50% of the dollar value of their loan participation with an exercise price of $0.10 per share, which warrants are exercisable through August 30, 2000. Of the $5.5 million raised, we issued approximately $3.5 million to investors for cash and approximately $2.0 million to creditors and consultants of Shaman in exchange for services rendered. The initial sale and subsequent sale of such notes and warrants will give rise to significant non-cash interest expense. We have filed a Registration Statement on Form S-3 with respect to the shares to be issued upon conversion or exercise of these convertible promissory notes and warrants. On May 9, 2000, a total of $5,587,781, which represents principal and accrued interest of the notes, was converted into 37,251,874 shares of Shaman's Common Stock.

      In February 2000, Shaman and the Subsidiary entered into a convertible promissory note agreement with an existing stockholder in connection with a bridge loan financing, raising cash proceeds of $500,000. Interest is accrued at a rate of 12% per annum. The principal amount and accrued interest was to be automatically converted at a 40% discount on April 30, 2000 into capital stock of the Subsidiary sold in the first equity financing raising at least $5.0 million. In April 2000, Shaman and the stockholder amended the agreement to extend payment terms by an additional 12 months. In consideration for amending the agreement, we issued warrants to this stockholder to purchase 5,000,000 shares of Shaman's Common Stock at an exercise price of $0.10 per share. These warrants are exercisable through April 30, 2001. The sale of such note and warrant will give rise to significant non-cash interest expense. We have filed a Registration Statement on Form S-3 with respect to the resale of shares to be issued upon exercise of these warrants.

      In February 2000, we amended the Term Loan Agreement between MMC/GATX Partnership No. 1 and Shaman Pharmaceuticals, Inc. (the "Loan Agreement") to permit Shaman to delay principal payments under the

Loan Agreement. In connection with the amendment, we issued warrants to purchase 340,628 shares of Common Stock at an exercise price of $0.48387 per share. These warrants are exercisable commencing on February 2, 2000 and through the tenth anniversary of such date. The sale of these warrants will give rise to significant non-cash interest expense. We have filed a Registration Statement on Form S-3 with respect to the resale of shares to be issued upon exercise of this warrant.

      In December 1999, we entered into a note purchase agreement (the "Note") with an existing stockholder in which we borrowed $200,000 to purchase inventory for our product, Normal Stool Formula ("NSF"). The loan was due and payable in May 2000 and the interest was accrued at an annual rate of 10.50%. The Note is secured by the inventory of our product, NSF. We have an option to extend the loan for another six months. In April 2000, we exercised our option to extend the loan for another six months so that the principal and accrued interest is now due in December 2000. In consideration for extending the loan, we issued to this stockholder warrants to purchase 201,207 shares of Common Stock at an exercise price of $0.497 per share. These warrants are exercisable through the fourth anniversary of this loan. We have filed a Registration Statement on Form S-3 with respect to the resale of shares to be issued upon exercise of this warrant.

                                  RISK FACTORS

      This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this Prospectus before deciding to invest in shares of our Common Stock. The risks and uncertainties described below may not be the only ones facing Shaman. Additional risks and uncertainties not presently known to us may also impair our business. These risk factors supplement and do not supercede the risk factors contained in our annual report on Form 10-K and Form 10-K/A for the year ended December 31, 1999 and any other filings we make with the Securities and Exchange Commission. If any of the following risks actually occur, our business, operating results and financial condition and your investment in us could be materially and adversely affected. In such case, the trading price of our stock, both common and preferred, could decline and you might lose all or part of your investment.

      This Prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including the risks faced by us described below and elsewhere in this Prospectus.


RISKS ASSOCIATED WITH OUR BUSINESS

IF WE DO NOT RAISE SIGNIFICANT ADDITIONAL CAPITAL, WE WILL BE UNABLE TO FUND CONTINUING OPERATIONS AND WILL LIKELY BE FORCED TO CEASE OPERATIONS

     We need substantial working capital to fund our operations. As of March 31, 2000, we had cash, cash equivalents and short-term investment balances of approximately $2.2 million. Our short and long-term capital requirements will depend on numerous factors, including among others, the extent and progress of additional development activities related to the botanical products, the success of any marketing efforts related to the botanical products and the success of any out-licensing efforts with respect to the pharmaceutical programs. Our projections show that cash on hand as of March 31, 2000, plus the additional amounts raised in April 2000 in connection with the issuance of convertible promissory notes, will be sufficient to fund operations at the current level through the third quarter of 2000. Unless we are successful in our efforts to sell or out-license our pharmaceutical products or to sell or establish collaborative agreements to sell our botanical products, we will be unable to fund our current operations beyond the third quarter of 2000. In addition, unless we are successful in our efforts to raise additional capital through offerings of equity securities, to sell or out-license our pharmaceutical products or to sell or establish collaborative agreements to sell our botanical products, our cash resources will be used to satisfy our existing liabilities and we will therefore be unable to fund our operations, which may result in significant delay of our planned activities or the cessation of operations. Even if we are successful in these efforts to raise additional funds, such funds may not be adequate to fund our operations on a long-term basis.

      We will need to obtain additional funding through public or private equity or debt financing, collaborative agreements or from other sources to continue our research and development activities, fund operating expenses and prepare for commercialization of products. If we raise additional funds by issuing equity securities, current stockholders may experience significant dilution. If we obtain additional funds through collaborative agreements, we may be required to relinquish rights to certain of our technologies, product candidates, products or marketing territories that we would otherwise seek to develop or commercialize ourselves. We may be unable to obtain adequate financing on acceptable terms, if at all. If we are unable to obtain adequate funds, we may be required to reduce significantly our spending and delay, scale back or eliminate one or more of our research, development, or commercialization programs, or cease operations altogether, which would have a material adverse effect on our business, financial condition and results of operations. Our auditors have included a paragraph in their report indicating that substantial doubt exists as to our ability to continue as a going concern.


WE HAVE A HISTORY OF OPERATING LOSSES, EXPECT CONTINUING LOSSES AND MAY NEVER ACHIEVE PROFITABILITY

     We have incurred significant losses in each year since our founding in 1989 and expect to continue to incur losses for the foreseeable future. We incurred a net loss of approximately $5.2 million for the quarter ended March 31, 2000 and additional deemed dividend of $2.5 million incurred in connection with the issuance of Series R Preferred Stock and issuance of convertible promissory notes and warrants. As of March 31, 2000, our accumulated deficit was approximately $186.3 million.

      If we are to become and remain profitable, we will need to, among other things, first generate product revenues. We have not generated any significant product sales to date. We have changed the direction of our operations and are pursuing a new business model in the botanical dietary supplement industry. In the second half of 2000, we intend to out-license our proprietary botanical product to mass-market partners and focus on the content, education and media business. We are also exploring other botanical dietary supplement products for development and commercial introduction. In order to generate revenues or profits, we must successfully market NSF and other products or enter into collaborative agreements with others who can successfully market them. NSF and any other products we may introduce may not achieve market acceptance and we may not achieve profitability. Our auditors have included a paragraph in their report indicating that substantial doubt exists as to our ability to continue as a going concern.

      Our pharmaceutical product candidates and compounds are still in the research and development stage and we have ceased all our pharmaceutical operations. In order to generate revenues from these products, we must out-license these product candidates. It is possible that our out-licensing efforts may not be successful and that we or our licensees may not obtain required regulatory approvals. Even if our product candidates are developed and introduced, they may not be successfully marketed or may not achieve market acceptance or we may not achieve profitability.


IF WE ARE NOT SUCCESSFUL IN TRANSITIONING INTO THE BOTANICAL DIETARY BUSINESS, WE MAY NEVER ACHIEVE REVENUES OR PROFITABILITY

      We have transitioned our operations from pharmaceutical product development to botanical dietary supplement development and commercialization. We have no experience in this new industry segment and must create a new business model. Some skills and relationships developed over time may not be transferable to our new business. While we have been working with natural products since our inception, we have no prior experience manufacturing or marketing dietary supplements. We have no experience running a business with product sales. We may not be successful in these activities and may never generate revenues or profitability from our botanical business.

      Our botanical products are at various stages of development, ranging from initial research to final formulation. We will need to conduct additional research and development to move our product candidates toward commercialization. Our research and development efforts on potential products may not lead to development of products that we can successfully commercialize. In addition, we may not be able to produce our products in commercial quantities at acceptable costs or to market and sell our products successfully. Our products may also prove to have undesirable or unintended side effects that may prevent or limit their commercial use. Accordingly, we may curtail, redirect, suspend or eliminate our product development or commercialization at any time.


IF THIRD PARTY MANUFACTURERS ON WHOM WE RELY FAIL TO PERFORM THEIR SERVICES, OUR SUPPLY OF PRODUCTS WOULD BE DELAYED AND POSSIBLY DISRUPTED

      We currently produce products only in pilot scale quantities and do not have the staff or facilities necessary to manufacture products in commercial quantities. Therefore, we must rely on collaborative partners or third party manufacturing facilities. We may not be successful in entering into third party manufacturing arrangements on acceptable terms, if at all. In addition, should we or our third party manufacturers encounter delays or difficulties in producing, packaging and distributing our finished products, our clinical trials and market introduction and subsequent sales of our products could be adversely affected.

      Contract manufacturers must conform to certain Good Manufacturing Practices regulations for foods on an ongoing basis. Our dependence on third parties for the manufacture of our products may adversely affect our ability to develop and deliver products on a timely and competitive basis.


SINCE WE HAVE ONLY A LIMITED MARKETING STAFF, WE MAY NEVER ACHIEVE ADEQUATE SALES AND REVENUES TO ACHIEVE PROFITABILITY

      We currently have minimal marketing staff. If we are unable to successfully establish, execute and finance a complete marketing plan for our first product, NSF, or subsequent products, we may not achieve a successful product entry into the marketplace and may fail to achieve adequate sales and revenues from our botanical products to achieve profitability. It is unlikely we would ever achieve profitability if our first product is not successfully marketed and sold.

IF WE FAIL TO COMPETE IN THE INTENSELY COMPETITIVE BOTANICAL DIETARY SUPPLEMENT INDUSTRY, WE MAY NEVER ACHIEVE PROFITABILITY

      The dietary supplement business is highly competitive and is characterized by significant pressure on pricing and heavy commitment of marketing resources for commodity products. Although our products are proprietary, we may face competition from companies developing and marketing new commercial products that have or claim to have similar functionality. Our failure to successfully compete for customers would inhibit our future growth, revenues and profitability.


GOVERNMENT REGULATION OF DIETARY SUPPLEMENTS COULD INCREASE OUR COSTS OR PROHIBIT OR LIMIT SALES OF OUR PRODUCTS

      The manufacturing, processing, formulating, packaging, labeling and advertising of our botanical dietary supplement products are subject to regulation in the United States by several federal agencies, including the Food and Drug Administration, the Federal Trade Commission, the Consumer Product Safety Commission, the Department of Agriculture and the Environmental Protection Agency. Our activities are also regulated by various agencies of the states and localities where we will distribute and sell our products.

      The composition and labeling of dietary supplements is most actively regulated by the FDA under the provisions of the Federal Food, Drug and Cosmetic Act. The FFDC Act has been revised in recent years by the Nutrition Labeling and Education Act of 1990 and by the Dietary Supplement Health and Education Act of 1994.

      Our botanical product candidates are generally regulated as dietary supplements under the 1994 Dietary Supplement Health and Education Act and are, therefore, generally not subject to pre-market approval by the FDA. However, these product candidates are subject to FDA regulation, particularly relating to adulteration and misbranding. For instance, we are responsible for ensuring that all dietary ingredients in a supplement are safe and must notify the FDA in advance of putting a product containing a new dietary ingredient, defined as an ingredient not marketed in the United States before October 15, 1994, on the market and furnish adequate information to provide reasonable assurance of the ingredient's safety. Currently, we are only pursuing products that are old dietary ingredients and are therefore not subject to this procedure. Further, if we make statements about a supplement's effects on the structure or function of the body, we must, among other things, substantiate that the statements are truthful and not misleading. In addition, our product labels must bear proper ingredient and nutritional labeling and we must manufacture our supplements in accordance with current Good Manufacturing Practices regulations for foods. A product can be removed from the market if it is shown to pose a significant or unreasonable risk of illness or injury. Moreover, if the FDA determines that the "intended use" of our products is for the diagnosis, cure, mitigation, treatment or prevention of disease, the product would meet the definition of a drug and would require pre-market approval of safety and effectiveness prior to its manufacture and distribution. Our failure to comply with applicable FDA regulatory requirements may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecution.

      In March 1999, new FDA regulations governing the labeling of dietary supplements took effect. The new rules require that information such as the complete list of ingredients and levels of vitamins and minerals be included on product labels. While in our judgment these regulatory changes are generally favorable to the dietary supplements industry, in the future we may be subject to additional laws or regulations that could have an adverse effect on the industry and on our business. In addition, existing laws and regulations may be repealed and applicable regulatory authorities may interpret them stringently or unfavorably.

      We cannot predict the nature of future laws, regulations, interpretations or applications, nor can we determine what effect either additional government regulations or administrative orders, when and if promulgated, or disparate federal, state and local regulatory schemes would have on our business in the future. Any change could materially and adversely affect our results of operations and financial condition.

      Governmental regulations in foreign countries where we may commence or expand sales may prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation of our products. Compliance with such foreign governmental regulations is generally the responsibility of our partners or distributors in those countries, which distributors are independent contractors over whom we have limited or no control.

      The costs of compliance with environmental laws and regulations, or our inability or failure to comply with environmental laws and regulations, could substantially increase our costs of doing business or result in liability that could use substantial amounts of our cash resources

      In connection with our research and development activities and manufacturing of materials, we are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials and wastes. Although we believe we comply with these laws and regulations in all material respects and have not been required to take any action to correct any noncompliance, we may be required to incur significant costs to comply with environmental and health and safety regulations in the future. Our research, development and manufacturing activities involve the controlled use of hazardous materials and chemicals. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, we cannot eliminate the risk of accidental contamination or injury from these materials completely. In the event of an accident, we could be held liable for any resulting damages. Although we have secured insurance to mitigate such expense, any such liability could exceed our insurance coverage and resources. Such liability could require us to use a large amount of cash, which would then not be available for funding operations or development and commercialization of our products.


PRODUCT LIABILITY CLAIMS ASSERTED AGAINST US IN THE FUTURE COULD EXCEED OUR INSURANCE COVERAGE AND RESULT IN SUBSTANTIAL LIABILITY TO SHAMAN

      Our business exposes us to potential product liability risks that are inherent in the development, testing, manufacture, marketing and sale of pharmaceutical and dietary supplement products. Product liability insurance for the pharmaceutical and dietary supplement industries generally is expensive. Our present product liability insurance coverage, which includes coverage for acts by third parties, including manufacturers of our product candidates, may not be adequate. We will also need to increase our insurance coverage as we further develop our products and we may be unable to obtain adequate insurance coverage against all potential claims at a reasonable cost. Some of our development and manufacturing agreements contain insurance and indemnification provisions pursuant to which we could be held accountable for certain occurrences. If we are subject to product liability claims for which we have inadequate insurance, we could be required to use a large amount of cash, which would then not be available for funding operations or development and commercialization of our products.


SINCE THE DIETARY SUPPLEMENT INDUSTRY IS PARTICULARLY SUSCEPTIBLE TO PUBLIC PERCEPTION OF ITS PRODUCTS, NEGATIVE PUBLICITY REGARDING THE SAFETY OR QUALITY OF OUR PRODUCTS COULD ADVERSELY IMPACT OUR SALES OF THESE PRODUCTS

      Because we depend on consumers' perception of the safety and quality of our products as well as similar products distributed by other companies, which may not adhere to the same quality standards as ours, if our products or a competitor's similar products were asserted to be harmful to consumers, our sales and our ability to market our products could be adversely affected by that negative publicity. In addition, because we depend on perceptions, adverse publicity associated with illness or other adverse effects resulting from consumers' failure to use our products as we suggest, other misuse or abuse of our products or any similar products distributed by other companies could affect the market acceptance of our products, decrease sales and make it more difficult to market and sell our products.

      Furthermore, we believe the recent growth experienced by the nutritional supplement market is based in part on national media attention regarding recent scientific research suggesting potential health benefits from regular consumption of certain dietary supplements and other nutritional products. This research has been described in major medical journals, magazines, newspapers and television programs. The scientific research to date is preliminary and in the future scientific results and media attention may contain unfavorable or inconsistent findings that could decrease sales and make it more difficult to market and sell our products.

      Our dependence on raw plant material from Latin and South America, Africa and Southeast Asia makes us particularly susceptible to the risks of interruptions in our supplies.

      We currently import all of the plant materials for our products from countries in Latin and South America, Africa and Southeast Asia. We are dependent upon a supply of raw plant material to make our products. We do not have formal agreements in place with all of our suppliers. Continued source of plant supply risks include:

          o  unexpected changes in regulatory requirements;
          o  exchange rates, tariffs and barriers;
          o  difficulties in coordinating and managing foreign operations;
          o  political instability; and
          o  potentially adverse tax consequences.

      Interruptions in supply or material increases in the cost of supply could disrupt or delay sales of our products, inhibit our ability to market our products and have a material adverse effect on our business, financial condition and results of operations. If the prices of raw materials rise, we may not be able to raise prices quickly enough to offset the effect of these increased raw material costs, if at all.

      In addition, tropical rainforests and irreplaceable plant resources found only in such rainforests are currently threatened with destruction. The destruction of portions of the rainforests which contain the source material from which our current or future products are derived could disrupt supplies, cause the cost of supplies to increase dramatically and materially and adversely affect our business, financial condition and results of operations.


IF WE FAIL TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, WE COULD LOSE OUR ABILITY TO STOP COMPETITORS FROM USING OUR TRADEMARKS OR SELLING OUR PRODUCTS

      Our success will be substantially dependent on our proprietary technology. We rely primarily on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. These means of protecting our proprietary rights may not be adequate. Our trademarks are valuable assets that are very important to the marketing of our products. Our policy is to pursue registrations for all of the trademarks associated with our key products. We currently have 21 U.S. patents issued, 12 U.S. patent applications pending and one international application filed. The pending patents may never be approved or issued. Any issued patents may not provide sufficiently broad protection or may not prove valid or enforceable in actions against alleged infringers. Others may independently develop similar products, duplicate any of our products or design around any of our patents. In addition, many foreign countries may not protect our products and intellectual property rights to the same extent as the laws of the United States and there is considerable variation between countries as to the level of protection afforded under patents and other proprietary rights. Such differences may expose us to increased risks of commercialization in each foreign country in which we may sell products. We also depend on unpatented trade secrets. All of our employees have entered into confidentiality agreements. However, others may independently develop substantially equivalent information and techniques or otherwise gain access to our trade secrets. Our trade secrets may be disclosed or we may be unable to effectively protect our rights to unpatented trade secrets. To the extent that we or our consultants or research collaborators use intellectual property owned by others in their work for us, disputes also may arise as to the rights in related or resulting know-how and inventions. Litigation may be necessary in the future to enforce our intellectual property rights, protect our trade secrets or to determine the validity and scope of the intellectual property rights of others. In the event of litigation to determine the validity of any third party's claims, we could be required to expend significant resources and divert the efforts of our technical and management personnel, whether or not such litigation is determined in our favor.

      Our success in outlicensing our pharmaceutical assets depends in large part on our ability to obtain and maintain patents, protect trade secrets and operate without infringing upon the proprietary rights of others. The patent position of companies in the pharmaceutical industry generally is highly uncertain, involves complex legal and factual questions and has recently been the subject of much litigation. No consistent policy has emerged from the U.S. Patent and Trademark Office (PTO) or the courts regarding the breadth of claims allowed or the degree of protection afforded under pharmaceutical patents.

      We are currently in a dispute in Europe regarding a patent for our proanthocyanidin polymer composition, which covers the active ingredient in SP-303/Provir. The European Patent Office, the French Patent Office, the German Patent Office and the Australian Patent Office have each granted a patent containing broad claims to proanthocyanidin polymer compositions and methods of use of such compositions, which are similar to our specific composition, to Leon Cariel and the Institut des Substances Vegetales. The effective filing date of these patents is prior to the effective filing date of our foreign pending patent application in Europe. Certain of the foreign patents have been granted in jurisdictions where examination is not rigorous. We have instituted an Opposition in the European Patent Office against granted European Patent No. 472531 owned by Leon Cariel and Institut des Substances Vegetales. We believe that the granted claims are invalid and intend to vigorously prosecute the Opposition. In the United States, the Patent and Trademark Office awarded judgment to us in an Interference regarding this patent dispute.

      We may be unsuccessful in having the granted European patent revoked or the claims sufficiently narrowed so that our proanthocyanidin polymer composition and methods of use are not potentially covered. The holders of the granted European patent may assert against us claims relating to this patent. If they are successful, we may not be able to obtain a license to this patent at all or at reasonable cost, or be able to develop or obtain alternative technology to use in Europe or elsewhere. If we cannot obtain licenses to the patent, we may not be able to introduce or sell our SP-303/Provir product in Europe. The earlier effective filing date of this patent could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of our patent applications in Europe or elsewhere.


IF A THIRD PARTY WERE TO BRING AN INFRINGEMENT CLAIM AGAINST US, WE WOULD NEED TO EXPEND SIGNIFICANT RESOURCES IN OUR DEFENSE; IF THE CLAIM WERE SUCCESSFUL, WE WOULD NEED TO OBTAIN LICENSES OR DEVELOP NON-INFRINGING TECHNOLOGY

      The pharmaceutical industry and, to a lesser extent, the dietary supplement industry, is subject to frequent litigation regarding patent and other intellectual property rights. Leading companies and organizations in these industries have numerous patents that protect their intellectual property rights in these areas. Third parties may assert claims against us with respect to our existing and future products. In the event of litigation to determine the validity of any third party's claims, we could be required to expend significant resources and divert the efforts of our technical and management personnel whether or not such litigation is determined in our favor. In the event of an adverse result of any such litigation, among other requirements, we could be required to develop non-infringing technology or to obtain licenses to the technology that is the subject of the litigation. We may not be successful in developing non-infringing technology or in obtaining a license to use the technology on commercially reasonable terms.


"PENNY STOCK"  REGULATIONS  MAY IMPOSE  RESTRICTIONS ON  MARKETABILITY  OF OUR
STOCK

      The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that is not traded on a national securities exchange or Nasdaq and that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Since our securities that are currently included on the OTC Bulletin Board are trading at less than $5.00 per share at any time, our stock may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. Accredited investors generally include investors that have assets in excess of $1,000,000 or an individual annual income exceeding $200,000, or, together with the investor's spouse, a joint income of $300,000. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require, among other things, the delivery, prior to the transaction, of a risk disclosure document mandated by the SEC relating to the penny stock market and the risks associated therewith. The broker-dealer must also disclose the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the penny stock rules may restrict the ability of broker-dealers to sell our securities and may affect the ability of stockholders to sell our securities in the secondary market.


OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE HIGHLY VOLATILE

      The price of our Common Stock has been particularly volatile and will likely continue to fluctuate in the future. Announcements of technological innovations, regulatory matters or new commercial products by us or our competitors, developments or disputes concerning patent or proprietary rights, publicity regarding actual or potential product results relating to products under development by us or our competitors, regulatory developments in both the United States and foreign countries, public concern as to the safety of pharmaceutical or dietary supplement products, and economic and other external factors, as well as period-to-period fluctuations in financial results, may have a significant impact on the market price of our Common Stock. In addition, from time to time, the stock market experiences significant price and volume fluctuations that may be unrelated to the operating performance of particular companies or industries. The market price of our Common Stock, like the stock prices of many publicly traded smaller companies, has been and may continue to be highly volatile.


ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY INHIBIT POTENTIAL ACQUISITION BIDS FOR SHAMAN, WHICH MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK AND THE VOTING RIGHTS OF THE HOLDERS OF THE COMMON STOCK

      Certain provisions of our charter documents and Delaware law make it more difficult for a third party to acquire and may discourage a third party from attempting to acquire us, even if a change in control would be beneficial to our stockholders. These provisions could also limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. The provisions include the division of our board of directors into two separate classes, the ability of the board to elect directors to fill vacancies created by an expansion of the board, the power of the board to amend our bylaws and the requirement that at least 66% of the outstanding shares are required to call a special meeting of stockholders. Our board also has the authority to issue up to 500,000 additional shares of preferred stock and to fix the price, rights, preferences, privileges and restrictions of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock with voting rights could make it more difficult for a third party to acquire a majority of the outstanding voting stock. Certain provisions of Delaware law applicable to us could also delay or make more difficult a merger, tender offer or proxy contest involving Shaman, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years unless certain conditions are met.


RISK ASSOCIATED WITH OUR NEW BUSINESS FOCUS

IF WE ARE NOT SUCCESSFUL IN TRANSITIONING INTO THE CONTENT, EDUCATION AND MEDIA BUSINESS, WE MAY NEVER ACHIEVE REVENUES OR PROFITABILITY

      We have transitioned our operations from pharmaceutical product development to botanical dietary supplement development and commercialization and now intend to transition into the content and media business in mid 2000. We have no experience in this new industry segment and must create a new business model. Some skills and relationships developed over time may not be transferable to our new business. We have no experience running the content and media business. We may not be successful in these activities and may never generate revenues or profitability from our new business.

IF WE FACE INTENSE COMPETITION IN PROVIDING OUR INTERNET-BASED HEALTH INFORMATION SERVICES, WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY

      The number of Internet websites offering users healthcare content, products and services is vast and increasing at a rapid rate. These companies compete with us for users, advertisers and other sources of online revenue. In addition, traditional media and healthcare providers compete for consumers' attention both through traditional means as well as through new Internet initiatives. We believe that competition for healthcare consumers will continue to increase as the Internet develops as a communication and commercial medium.

      There are a number of competitors delivering online health content who will also seek advertising revenue and it is likely that more competitors will emerge in the near future. Such competitors include, among others:
Healtheon/WebMD, drkoop.com, Mediconsult, Medscape and InteliHealth. Many of our competitors enjoy significant competitive advantages including: greater resources that can be devoted to the development, promotion and sale of their products and services; longer operating histories; greater brand recognition and larger customer bases.


THE INTERNET INDUSTRY IS HIGHLY COMPETITIVE AND CHANGING RAPIDLY, AND WE MAY NOT HAVE THE RESOURCES TO COMPETE ADEQUATELY

      Many of these competitors have more cash available to spend, longer operating histories and stronger brand recognition than we do. Some have internal distribution or other opportunities to support their business that we neither have nor are able to replicate for a reasonable investment.


COMPETITION FOR HIGHLY-SKILLED PERSONNEL IS INTENSE AND THE SUCCESS OF OUR BUSINESS DEPENDS ON OUR ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL

      Our performance depends on the continued services and performance of our executive officers and key employees. Our future success also depends on our ability to identify, attract, hire, train, retain and motivate highly skilled technical, managerial, editorial, marketing and customer service personnel. Competition for highly-skilled personnel is intense. In particular, skilled technical employees are highly sought after in the Silicon Valley area and we cannot guarantee that we will be able to attract or retain these employees.


WE MAY BE SUBJECT TO LIABILITY FOR INFORMATION RETRIEVED FROM OUR WEB SITE

      As a publisher and distributor of online information, we may be subject to third party claims for defamation, negligence, copyright or trademark infringement or other theories based on the nature and content of information supplied on our Web sites. We could also become liable if confidential information is disclosed inappropriately. These types of claims have been brought, sometimes successfully, against online service providers in the past. We could be subject to liability with respect to content that may be accessible through our Web sites or third party Web sites linked from our Web sites. For example, claims could be made against us if material deemed inappropriate for viewing by children could be accessed through our Web sites or if a professional, patient or consumer relies on healthcare information accessed through our Web sites to their detriment. Even if any of the kinds of claims described above do not result in liability to us, we could incur significant costs in investigating and defending against them and in implementing measures to reduce our exposure to this kind of liability. Our insurance may not cover potential claims of this type or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.


OUR BUSINESS PROSPECTS DEPEND ON THE CONTINUED GROWTH IN USE OF THE INTERNET

      We believe that our future success will require the continued development and widespread acceptance of the Internet and online services as a medium for obtaining and distributing healthcare and medical information.

Internet use is at an early stage of development and may be inhibited by a number of factors, such as:

          o Internet infrastructure which is not able to support the demands placed on it or its performance and reliability declining as usage increases;
          o  exchange rates, tariffs and barriers;
          o security concerns with respect to transmission over the Internet information;
          o  privacy concerns; and
          o  governmental regulation.


OUR BUSINESS PROSPECTS ARE UNCERTAIN, AS THE MARKET FOR ONLINE HEALTHCARE INFORMATION AND SERVICES IS STILL DEVELOPING

      The online healthcare information market is in the early stages of development, is rapidly evolving and is characterized by an increasing number of market entrants who have introduced competing products and services. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. Therefore, it is difficult to predict with any assurance the size of the market for online healthcare information or its growth rate. We cannot guarantee consumers will view obtaining healthcare information through the Internet as an acceptable way to address their healthcare information needs.


GOVERNMENT REGULATION OF THE INTERNET MAY RESULT IN INCREASED COSTS OF USING THE INTERNET, WHICH COULD ADVERSELY AFFECT OUR BUSINESS

      Currently, there are a number of laws that regulate communications or commerce on the Internet. Several telecommunications carriers have petitioned the Federal Communications Commission to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on these providers. Regulation of this type, if imposed, could substantially increase the cost of communicating on the Internet and adversely affect our business, results of operations and the market price of our Common Stock.


WE MAY BE SUBJECT TO LIABILITY FOR CLAIMS THAT THE DISTRIBUTION OF MEDICAL INFORMATION TO CONSUMERS CONSTITUTES PRACTICING MEDICINE OVER THE INTERNET

      States and other licensing and accrediting authorities prohibit the unlicensed practice of medicine. We do not believe that our publication and distribution of healthcare information online constitutes practicing medicine. However, we cannot guarantee that one or more states or other governmental bodies will not assert claims contrary to our belief. Any claims of this nature could result in our spending a significant amount of time and money to defend and dispose of them.


YEAR 2000 COMPLIANCE

      The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of our computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or engage in similar normal business activities.

      We have completed the assessment of all internal information technology and non-information technology systems that could be significantly affected by the Year 2000. We incurred approximately $10,000 related to the Year 2000 compliance and completed our internal Year 2000 readiness program in December 1999. We also completed the querying of our significant suppliers and subcontractors regarding their Year 2000 remediation activities. To date, we are not aware of any external agent with a Year 2000 Issue that would materially impact our results of operations, liquidity or capital resources. However, we have no means of ensuring that external agents were Year 2000 ready. The inability of external agents to complete their Year 2000 resolutions to process in a timely fashion could materially impact us.

      We did not experience nor do we currently anticipate any material adverse effects on our business, results of operations or financial condition as a result of Year 2000 issues involving its internal use systems, third party products nor any of its software products. Costs incurred in readying for Year

2000 uncertainties, including contingency planning and remediation efforts were expensed as incurred. We do not anticipate any material costs remaining in connection with Year 2000 uncertainties.


                                 USE OF PROCEEDS

      All proceeds from any sales of shares of Common Stock offered by the Selling Stockholders will be received by the Selling Stockholders and not by Shaman.

                              SELLING STOCKHOLDERS

      The following table sets forth certain information, as of April 24, 2000, with respect to the number of shares of Common Stock beneficially owned by each of the Selling Stockholders both before and after the sale of the Shares offered hereby.

      We sold the Shares being offered by the Selling Stockholders in private placement transactions. Each of the Selling Stockholders purchased Series R Convertible Preferred Stock or received Series R Convertible Preferred Stock Warrants ("Warrants"). Each share of Series R Convertible Preferred Stock and Warrants outstanding on February 1, 2000 converted into 31 shares of Common Stock as of that date. This Prospectus covers the resale by the Selling Stockholders of up to 4,124,891 of those Shares, plus, in accordance with Rule 416 under the Securities Act, such additional number of shares of Common Stock as may result from stock splits, stock dividends and similar transactions. See "Recent Developments."

      The number of Shares shown in the following table as being offered by the Selling Stockholders does not include such presently indeterminate number of additional shares of Common Stock as may be issuable as a result of stock splits, stock dividends and similar transactions, but which shares are, in accordance with Rule 416 under the Securities Act, included in the Registration Statement of which this Prospectus forms a part.

      Any or all of the shares of Common Stock listed below may be offered for sale pursuant to this Prospectus by the Selling Stockholders from time to time. Accordingly, no estimate can be given as to the amounts of shares of Common Stock that will be held by the Selling Stockholders upon consummation of any such sales. In addition, the Selling Stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of Common Stock since the date on which the information regarding their Common Stock was provided, in transactions exempt from the registration requirements of the Securities Act.

      Beneficial ownership of the securities held by the Selling Stockholders after this offering will depend on the number of securities sold by each Selling Stockholder in this offering. Except as indicated in this Prospectus, none of the Selling Stockholders has had a material relationship with the Company within the past three years other than as a result of the ownership of the Shares or other securities of the Company. See "Plan of Distribution."

      The Shares covered by this Prospectus may be offered from time to time by the Selling Stockholders named below:

                                                                                                         NUMBER OF SHARES OWNED
                                                                                                          AFTER THE OFFERING(1)
                                             NUMBER OF SHARES OWNED         NUMBER OF SHARES        --------------------------------
NAME OF SELLING STOCKHOLDERS                 PRIOR TO THE OFFERING(1)        BEING OFFERED          NUMBER OF SHARES     PERCENT
------------------------------------------------------------------------------------------------------------------------------------

M. David Titus ...............................      222,991(2)                   47,523                 177,821(2)           *
Herbert McDade, Jr ...........................      188,139(3)                   10,323                 177,816(4)           *
G. Kirk Raab .................................      441,887(5)                   78,306                 363,581(6)           *
Adrian D.P. Bellamy ..........................      256,122(7)                   78,306                 177,816(4)           *
Lisa A. Conte ................................    1,543,011(8)                   77,500               1,465,511(9)        3.75%
Steven R. King, Ph.D .........................      467,583(10)                  15,500                 452,083(4)        1.19%
Thomas Carlson, M.D ..........................      319,816(11)                  12,400                 307,416(4)           *
John W.S. Chow, Ph.D .........................      160,177(12)                  20,677                 139,500(4)           *
Loretta L. Su ................................      103,835(13)                   6,293                  97,542(4)           *
Jim McCamant .................................       70,650(14)                  62,682                   7,968              *
Phalarope Foundation .........................       31,407(15)                  31,341                      66              *
Lysander, LLC ................................       31,407(15)                  31,341                      66              *
Vulcan Ventures, Inc. ........................    8,676,476(16)                 783,153               7,893,323(17)      18.53%
Advantage Fund II LLC ........................       69,223(18)                  69,223                       0              *
Genesee Fund Ltd., Portolio B ................       85,777(18)                  85,777                       0              *
Harry Mittelman IRA Rollover .................       25,823(18)                  25,823                       0              *


                                                                                                         NUMBER OF SHARES OWNED
                                                                                                           AFTER THE OFFERING
                                             NUMBER OF SHARES OWNED         NUMBER OF SHARES        --------------------------------
NAME OF SELLING STOCKHOLDERS                  PRIOR TO THE OFFERING          BEING OFFERED          NUMBER OF SHARES     PERCENT(1)
------------------------------------------------------------------------------------------------------------------------------------

Harry & Brenda Mittelman .....................       26,041(19)                  25,823                     218              *
Rhoda Goldman Substrust No. 2 ................       38,214(20)                  33,976                   4,238              *
Rhoda Goldman Substrust No. 3 ................       38,214(20)                  33,976                   4,238              *
AJ Trust Partnership .........................       38,214(20)                  33,976                   4,238              *
JMJ Trusts Partnership .......................       80,249(21)                  71,331                   8,918              *
John D. Goldman 1997 Charitable Lead Trust....       38,249(20)                  33,976                   4,273              *
John and Marcia Goldman Trust ................       61,126(22)                  54,343                   6,783              *
John D. Goldman 1997 Trust ...................       19,154(23)                  17,019                       0              *
Douglas E. Goldman Trust .....................       61,126(22)                  54,343                   6,783              *
Douglas E. Goldman 1997 Trust ................       19,154(23)                  17,019                   2,135              *
Douglas E. Goldman 1997 Charitable Lead Trust.       38,216(20)                  33,976                   4,240              *
AWD LLC ......................................       23,128(24)                  20,398                   2,730              *
Alcamin Anstalt ..............................    7,087,077(25)                 465,000               6,622,077(26)      14.98%
Daniela Peluso ...............................       20,677(18)                  20,677                       0              *
Rozanne Rapozo ...............................       83,106(27)                  31,341                  51,765(2)           *
MMC/GATX Partnership No. 1 ...................    1,225,150(18)               1,224,872                     278(18)          *
Michael Tempesta .............................      516,679                     516,677                       2              *
                                                 --------------               ---------              -------------
                                                 22,108,098                   4,124,891              17,983,425

o   Less than 1.0%

(1) Percentage of beneficial ownership is calculated assuming 37,587,704 shares of Common Stock were outstanding as of April 24, 2000. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options, warrants or convertible promissory notes currently exercisable or convertible, or exercisable or convertible within 60 days of April 24, 2000, are included in the number of shares outstanding for computing the percentage of the person holding such option or warrant but are not included in the number of shares outstanding for computing the percentage of any other person.

(2) Amount shown excludes 2,353 shares issued to Mr. Titus, which he used to pay for the exercise price of warrants and includes 177,816 shares issuable upon exercise of options within 60 days of April 24, 2000.

(3) Includes 10,323 shares issuable upon exercise of outstanding warrants and 177,816 shares issuable upon exercise of options within 60 days of April 24, 2000.

(4) Represents shares issuable upon exercise of options within 60 days of April 24, 2000.

(5) Includes 25,823 shares issuable upon exercise of outstanding warrants and 355,632 shares issuable upon exercise of options within 60 days of April 24, 2000. Does not include 1,500 shares of Series C Preferred Stock which is convertible to a certain number of shares of Common Stock, such number which shall be determined in accordance with Shaman's certificate of incorporation. The certificate of incorporation prohibits conversion of the Series C Preferred Stock to the extent such conversion would cause the holder's beneficial ownership of Common Stock to exceed 4.9% of the outstanding shares of Common Stock.

(6) Includes 355,632 shares issuable upon exercise of options within 60 days of April 24, 2000. Does not include 1,500 shares of Series C Preferred Stock which is convertible to a certain number of shares of Common Stock, such number which shall be determined in accordance with Shaman's certificate of incorporation. The certificate of incorporation prohibits conversion of the Series C Preferred Stock to the extent such conversion would cause the holder's beneficial ownership of Common Stock to exceed 4.9% of the outstanding shares of Common Stock.

(7) Includes 25,823 shares issuable upon exercise of outstanding warrants and 177,816 shares issuable upon exercise of options within 60 days of April 24, 2000.

(8) Includes 77,500 shares issuable upon exercise of outstanding warrants and 1,452,122 shares issuable upon exercise of options within 60 days of April 24, 2000.

(9) Includes 1,452,122 shares issuable upon exercise of options within 60 days of April 24, 2000.

(10)Includes 15,500 shares issuable upon exercise of outstanding warrants and 452,083 shares issuable upon exercise of options within 60 days of April 24, 2000.

(11)Includes 12,400 shares issuable upon exercise of outstanding warrants and 307,416 shares issuable upon exercise of options within 60 days of April 24, 2000.

(12)Includes 20,677 shares issuable upon exercise of outstanding warrants and 139,500 shares issuable upon exercise of options within 60 days of April 24, 2000.

(13)Includes 97,542 shares issuable upon exercise of options within 60 days of April 24, 2000.

(14)Includes 20,677 shares issuable upon exercise of warrants within 60 days of April 24, 2000.

(15)Includes 10,323 shares issuable upon exercise of warrants within 60 days of April 24, 2000.

(16)Includes 5,258,323 shares issuable upon exercise of outstanding warrants within 60 days of April 24, 2000. Does not include 20,000 shares of Series C Preferred Stock which is convertible to a certain number of shares of Common Stock, such number which shall be determined in accordance with Shaman's certificate of incorporation. The certificate of incorporation prohibits conversion of the Series C Preferred Stock to the extent such conversion would cause the holder's beneficial ownership of Common Stock to exceed 4.9% of the outstanding shares of Common Stock.

(17)Includes 5,000,000 shares issuable upon exercise of outstanding warrants within 60 days of April 24, 2000. Does not include 20,000 shares of Series C Preferred Stock which is convertible to a certain number of shares of Common Stock, such number which shall be determined in accordance with Shaman's certificate of incorporation. The certificate of incorporation prohibits conversion of the Series C Preferred Stock to the extent such conversion would cause the holder's beneficial ownership of Common Stock to exceed 4.9% of the outstanding shares of Common Stock.

(18)Represents shares issuable upon exercise of warrants within 60 days of April 24, 2000.

(19)Includes 25,823 shares issuable upon exercise of warrants within 60 days of April 24, 2000.

(20)Includes 11,191 shares issuable upon exercise of warrants within 60 days of April 24, 2000.

(21)Includes 23,529 shares issuable upon exercise of warrants within 60 days of April 24, 2000.

(22)Includes 17,918 shares issuable upon exercise of warrants within 60 days of April 24, 2000.

(23)Includes 5,611 shares issuable upon exercise of warrants within 60 days of April 24, 2000.

(24)Includes 6,727 shares issuable upon exercise of warrants within 60 days of April 24, 2000.

(25)Includes 6,787,075 shares issuable upon conversion and exercisable of outstanding convertible promissory notes and warrants within 60 days of April 24, 2000.

(26)Includes 6,632,075 shares issuable upon conversion and exercisable of outstanding convertible promissory notes and warrants within 60 days of April 24, 2000.

(27)Includes 10,323 shares issuable upon exercise of warrants within 60 days of April 24, 2000.

      The preceding table has been prepared based upon information furnished to us by the Selling Stockholders. From time to time, additional information concerning ownership of the shares of Common Stock may rest with certain holders thereof not named in the preceding table, with whom we believe we have no affiliation.

                              PLAN OF DISTRIBUTION

      The Selling Stockholders have advised Shaman that they or their respective distributees, pledgees, donees, transferees or other successors in interest, intend to sell all or a portion of their shares from time to time in one or more transactions on the Over the Counter Bulletin Board at prices and at terms prevailing at the time of sale or at prices related to the then-current market price, or in negotiated transactions. The shares may be sold by one or more of the following methods:

     1. by block trade, in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     2. by purchases by a broker or dealer as principal for subsequent resale for its own account under this Prospectus;

     3. through an over-the-counter distribution in accordance with the rules of the OTC Bulletin Board;

     4. through ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

     5.  in privately negotiated transactions.

      The Selling Stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of Common Stock if they deem the purchase price to be unsatisfactory at any particular time. Brokers acting as agents for the Selling Stockholders will receive usual and customary commissions for brokerage transactions, and market makers and block purchasers purchasing the Common Stock will do so for their own account and at their own risk.

      It is possible that the Selling Stockholders will attempt to sell shares of Common Stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. In addition, the Selling Stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of Common Stock in the course of hedging the positions they assume with a Selling Stockholder.

      There can be no assurance that all or any of the Common Stock offered by this Prospectus will be issued to or sold by the Selling Stockholders. The Selling Stockholders and any brokers, dealers or agents, upon effecting the sale of any of the Common Stock offered by this Prospectus, may be deemed "underwriters" as that term is defined under the Securities Act, the Exchange Act or the rules and regulations thereunder. Shaman has agreed to pay all expenses incident to the offering and sale of the shares offered and sold to the public by this Prospectus, other than any underwriting commissions or similar charges.

      The Selling Stockholders and any other persons participating in the sale or distribution of the Common Stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. These rules may limit the timing of purchases and sales of any of the Common Stock by the Selling Stockholders or any other person participating in the distribution. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other market activities with respect to the Common Stock for a specified period of time before the distribution begins. These restrictions may reduce the marketability of the Common Stock.

      Shaman has agreed to indemnify the Selling Stockholders under certain limited circumstances against potentially significant liabilities, including liabilities under the Securities Act, or to contribute to payments these Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest may be required to make. Conversely, the Selling Stockholders have agreed to indemnify Shaman and certain related persons under certain limited circumstances against potentially significant liabilities, including liabilities under the Securities Act.

      Shaman intends to keep the registration statement of which this Prospectus constitutes a part for up to 18 months following the time the registration statement is declared effective.

                                  LEGAL MATTERS

     Bay Venture Counsel, LLP has delivered an opinion to us about the validity of the shares subject to this Registration Statement.


                                     EXPERTS

     BDO Seidman LLP, independent certified public accountants, have audited our financial statements at December 31, 1999 and for the year then ended, as set forth in their report, which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the financial statements. Such financial statements in this prospectus are incorporated herein by reference in reliance on BDO Seidman LLP's report, given on their authority as experts in accounting and auditing.

     Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1998 and for each of the two years in the period ended December 31, 1998, as set forth in their report, which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the financial statements. Such financial statements in this Prospectus are incorporated herein by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

=========================================       ================================

You should rely only on the information                     [LOGO]
contained in this prospectus or to which
we have referred you. We have not
authorized anyone to provide you with
information that is different. This
document may only be used where it is
legal to sell these securities. The
information in this prospectus may only                 4,124,891 SHARES
be accurate on the date of this
prospectus.                                             COMMON STOCK


         TABLE OF CONTENTS


                                     Page
                                     ----
Available Information............     3
Incorporation of Certain                                ---------------
  Documents by Reference.........     3
Risk Factors.....................     9                   PROSPECTUS
Selling Stockholders.............    19
Plan of Distribution.............    22                 ---------------
Legal Matters....................    23
Experts..........................    23







                                                         May ____, 2000




=========================================       ================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby. All amounts are estimated except the Securities and Exchange Commission registration fee.

                   SEC registration fee................   $   264
                   Accounting fees and expenses........     5,000
                   Legal fees and expenses.............     5,000
                   Printing and engraving fees.........     4,000
                   Miscellaneous fees and expenses.....       736
                                                          -------
                                Total..................  $ 15,000
                                                         ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Section 145 of the Delaware General Corporation Law, as amended (the "DGCL"), provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

      Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or
(iv) for any transaction from which the director derived an improper personal benefit.

      The Registrant's Amended and Restated Certificate of Incorporation provides that the Registrant's directors shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liabilities is not permitted under the DGCL as in effect at the time such liability is determined. The Registrant has entered into indemnification agreements with all of its officers and directors, as permitted by the DGCL.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

      The exhibits listed in the Exhibit Index are filed as part of this Registration Statement.

(a) EXHIBITS

  EXHIBIT
   NUMBER                               DESCRIPTION
-----------     ----------------------------------------------------------------
    5.1**       Opinion of Bay Venture Counsel, LLP
   23.1*        Consent of BDO Seidman LLP, Independent Auditors.
   23.2*        Consent of Ernst & Young LLP, Independent Auditors.
   23.3**       Consent of Bay Venture Counsel LLP (included in the opinion filed as Exhibit 5.1).
   24.1**       Power of Attorney (included under the caption "Signatures").
-------------------------
      *     Filed herewith.
      **   Previously filed.


(b) FINANCIAL STATEMENT SCHEDULES

      No financial statement schedules are included because they are not required or the required information is included in the financial statements or notes thereto.


ITEM 17. UNDERTAKINGS.

      The undersigned Registrant hereby undertakes:

      (A) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

      (2) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

      (3) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

      (B) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (C) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned Registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on the 18th day of May, 2000.


                                             SHAMAN PHARMACEUTICALS, INC.


                                             By:  /s/ Lisa A. Conte
                                                _________________________
                                                Lisa A. Conte


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


    NAME                              TITLE                             DATE
 ---------                            -----                             ----


/s/ Lisa A. Conte*         President, Chief Executive Officer,      May 18, 2000
_________________________  Chief Financial Officer and Director
    Lisa A. Conte         (principal executive and financial officer)


/s/ G. Kirk Raab*          Chairman of the Board                    May 18, 2000
_________________________
    G. Kirk Raab


/s/ Adrian D.P. Bellamy*   Director                                 May 18, 2000
__________________________
    Adrian D.P. Bellamy


/s/ Jeffrey Berg*          Director                                 May 18, 2000
__________________________
    Jeffrey Berg


/s/ M. David Titus*        Director                                 May 18, 2000
__________________________
    M. David Titus


/s/ Loren D. Israelsen*    Director                                 May 18, 2000
__________________________
    Loren D. Israelsen


*By: /s/ Lisa  A. Conte
    _______________________________
    Lisa A. Conte, Attorney-in-fact

                                  EXHIBIT INDEX

  EXHIBIT
   NUMBER                               DESCRIPTION
-----------     ----------------------------------------------------------------
    5.1**       Opinion of Bay Venture Counsel, LLP
   23.1*        Consent of BDO Seidman LLP, Independent Auditors.
   23.2*        Consent of Ernst & Young LLP, Independent Auditors.
   23.3**       Consent of Bay Venture Counsel LLP (included in the opinion filed as Exhibit 5.1).
   24.1**       Power of Attorney (included under the caption "Signatures").
-------------------------
      *     Filed herewith.
      **   Previously filed.

                                                                    EXHIBIT 23.1


               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Shaman Pharmaceuticals, Inc.
South San Francisco, California

     We hereby consent to the incorporation by reference in Amendment No. 2 on Form S-3 to Form S-1 Registration Statement and Prospectus constituting a part of this Registration Statement of our report dated March 21, 2000, relating to the financial statements of Shaman Pharmaceuticals, Inc. appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1999. Our report contains an explanatory paragraph regarding the Company's ability to continue as a going concern.

     We also consent to the reference to us under the caption "Experts" in the Prospectus.



/s/ BDO SEIDMAN, LLP
San Francisco, California
May 18, 2000

                                                                    EXHIBIT 23.2


               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


     We consent to the reference to our firm under the caption "Experts" in the Amendment No. 2 to the Registration Statement on Form S-1 on Form S-3 and related Prospectus of Shaman Pharmaceuticals, Inc. for the registration of 4,124,891 shares of its Common Stock and to the incorporation by reference therein of our report dated February 11, 1999 (except for Note 10, as to which the date is June 22, 1999), with respect to the financial statements of Shaman Pharmaceuticals, Inc. included in its Annual Report on Form 10-K for the year ended December 31, 1999, filed with the Securities and Exchange Commission.

                                                   /s/ Ernst & Young LLP

Palo Alto, California
May 18, 2000